UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 November 2011

Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  ' Director/PDMR Shareholding '

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

William P. Egan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

William P. Egan and Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William P. Egan and Spouse

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Client Holdings Nominees UK Limited                             1,112
BNY (Nominees) Limited                                                               27,000

8. State the nature of the transaction

Purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired

(a) Beneficial interest 15,000
(b) Non-beneficial interest 12,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

 0.003755%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

(a)        1,300 @ $16.95, 3,100 @ $16.97, 688 @ $16.9799, 2,812 @ $16.98, 600 @ $16.99,
             700 @ $16.9999, 2,200 @ $17.00, 1,100 @ $17.03, 1,500 @ $17.04,  1,000 @ $17.05

(b)        1,000 @ $17.00, 1,500 @ $17.02, 4,500 @ $17.03, 1,000 @ $17.0399, 2,000 @ $17.04,
            200 @ $17.05, 1,300 @ $17.06, 500 @ $17.0699

14. Date and place of transaction

21st November 2011, New York

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

28,112; 0.00391%

16. Date issuer informed of transaction

22nd November 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

22nd November 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date   22 November, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director